Exhibit 99.1

LATAM PROJECTS OPERATIONS OF 81% FOR OCTOBER AND RESUMES

FIVE ROUTES IN SOUTH AMERICA

Santiago (Chile), October 12, 2022 - LATAM Group projects passenger operations of 81% for October (measured in available seat kilometers - ASK) compared to the same period in 2019 (in a pre-pandemic scenario). The airline group will restart five routes in South America: São Paulo-Boston, Río de Janeiro-Buenos Aires, Quito-Miami, Lima-Mendoza and Santiago-Puerto Natales.

LATAM expects to operate approximately 1,291 daily domestic and international flights during the month, connecting 144 destinations in 22 countries. The cargo business has scheduled almost 1,400 flights. These projections are subject to the evolution of the pandemic in the countries where the group operates.

In September 2022, passenger traffic (measured in revenue passenger-kilometers – RPK) was 82.3% compared to the same period of 2019, based on an operation measured in ASK (available seat-kilometers) of 81.5% compared to September 2019. As a result, the load factor increased 0.8 points, reaching 83.3%.

The load factor of cargo operations was 54.9%, corresponding to an increase of 1.5 percentage points compared to September 2019.

LATAM Group Operational Estimate – October 2022

(Passenger operations measured in ASK / Cargo operations measured in ATK)

Brazil	●	88% projected operation (versus October 2019). September 2022 projection reference: 89%
○ 99% domestic and 75% international
	●	Total October destinations: 54 domestic and 21 international

Chile	●	75% projected operation (versus October 2019). September 2022 projection reference: 70%
○ 74% domestic and 75% international
	●	Total October destinations: 17 domestic and 25 international

Colombia	●	113% projected operation (versus October 2019). September 2022 projection reference: 115%
○ 128% domestic and 94% international
	●	Total October destinations: 17 domestic and 5 international

Ecuador	●	52% projected operation (versus October 2019). September 2022 projection reference: 55%
○ 128% domestic and 31% international
	●	Total October destinations: 8 domestic and 4 international

Peru	●	78% projected operation (versus October 2019). September 2022 projection reference: 79%
○ 95% domestic and 72% international
	●	Total October destinations: 19 domestic and 27 international

Cargo	●	105% projected operation (versus October 2019). September 2022 projection reference: 96%
○ 80% domestic belly and 85% international belly*
○ 162% dedicated freighter

*Belly: merchandise transported in the cargo hold (lower deck) of the aircraft.

INVETSOR RELATIONS CONTACT INFORMATION
LATAM Airlines Group S.A.

Investor Relations	1
InvestorRelations@latam.com
Tel: (56-2) 2565-3844
www.latamairlinesgroup.net

Operational Estimate by Segment vs. 2019 – October 2022

(Measured in ASK)

Domestic Spanish-speaking countries	84%
Domestic Brazil	99%
International	70%
Consolidated Total	81%

The following table summarizes traffic figures for the month and includes a year-to-date breakdown for LATAM’s main business units.

September 2022 Traffic Report

	September				September			Year to Date				Year to Date
LATAM AIRLINES OPERATIONS	2022	2021	% Change		2019	% Change		2022	2021	% Change		2019	% Change

LATAM AIRLINES PASSENGER OPERATIONS

REVENUE PASSENGER KILOMETERS (million)

SYSTEM	8,268	5,017	64.8%		10,045	-17.7%		66,575	30,472	118.5%		92,686	-28.2%
DOMESTIC SSC (1)	1,537	1,395	10.2%		1,779	-13.6%		14,046	8,602	63.3%		16,315	-13.9%
DOMESTIC BRAZIL (2)	2,975	2,398	24.1%		2,832	5.1%		23,639	14,967	57.9%		23,649	0.0%
INTERNATIONAL (3)	3,756	1,223	207.0%		5,434	-30.9%		28,890	6,903	318.5%		52,722	-45.2%

AVAILABLE SEAT KILOMETERS (million)
SYSTEM	9,927	6,592	50.6%		12,176	-18.5%		81,881	43,235	89.4%		110,707	-26.0%
DOMESTIC SSC (1)	1,879	1,789	5.1%		2,236	-16.0%		17,376	11,674	48.8%		19,961	-13.0%
DOMESTIC BRAZIL (2)	3,608	2,871	25.7%		3,474	3.9%		29,723	19,213	54.7%		29,047	2.3%
INTERNATIONAL (3)	4,439	1,932	129.8%		6,466	-31.3%		34,782	12,349	181.7%		61,699	-43.6%

PASSENGER LOAD FACTOR
SYSTEM	83.3%	76.1%	7.2	pp	82.5%	0.8	pp	81.3%	70.5%	10.8	pp	83.7%	-2.4	pp
DOMESTIC SSC (1)	81.8%	78.0%	3.8	pp	79.5%	2.2	pp	80.8%	73.7%	7.2	pp	81.7%	-0.9	pp
DOMESTIC BRAZIL (2)	82.5%	83.5%	-1.1	pp	81.5%	0.9	pp	79.5%	77.9%	1.6	pp	81.4%	-1.9	pp
INTERNATIONAL (3)	84.6%	63.3%	21.3	pp	84.0%	0.6	pp	83.1%	55.9%	27.2	pp	85.4%	-2.4	pp

PASSENGER BOARDED (thousand)
SYSTEM	5,545	4,126	34.4%		6,118	-9.4%		45,313	25,347	78.8%		54,243	-16.5%
DOMESTIC SSC (1)	2,108	1,847	14.1%		2,213	-4.7%		18,708	11,279	65.9%		19,522	-4.2%
DOMESTIC BRAZIL (2)	2,635	2,042	29.0%		2,653	-0.7%		20,658	12,560	64.5%		22,277	-7.3%
INTERNATIONAL (3)	802	237	238.4%		1,252	-35.9%		5,947	1,509	294.0%		12,444	-52.2%

LATAM AIRLINES CARGO OPERATIONS
REVENUE TON KILOMETERS (Cargo) (million)
SYSTEM	293	243	20.2%		281	4.3%		2,580	2,202	17.1%		2,601	-0.8%

AVAILABLE TON KILOMETERS (Cargo) (million)
SYSTEM	533	401	33.1%		525	1.5%		4,514	3,394	33.0%		4,717	-4.3%

CARGO LOAD FACTOR
SYSTEM	54.9%	60.8%	-5.9	pp	53.5%	1.5	pp	57.2%	64.9%	-7.7	pp	55.2%	2.0	pp

Note: While Argentina’s domestic operations are considered in the 2019 operational statistics above, LATAM announced the indefinite cessation of its domestic passenger and cargo operations in Argentina on June 17, 2020.

INVETSOR RELATIONS CONTACT INFORMATION
LATAM Airlines Group S.A.

Investor Relations	2
InvestorRelations@latam.com
Tel: (56-2) 2565-3844
www.latamairlinesgroup.net

About LATAM Airlines Group S.A.

LATAM Airlines Group S.A and its subsidiaries are the principal group of airlines in Latin America present in five domestic markets in the region: Brazil, Chile, Colombia, Ecuador and Peru, in addition to international operations within Latin America and between it and Europe, the United States, and the Caribbean.

The group has a fleet of Boeing 767, 777, 787, Airbus A321, A320, A320neo and A319 aircraft.

LATAM Cargo Chile, LATAM Cargo Colombia, and LATAM Cargo Brazil are the LATAM group cargo subsidiaries. In addition to having access to the passenger cargo holds of the passenger affiliates aircraft, they have a fleet of 16 freighters, wich will gradually reach a total of up to 21 freighters by 2023.

They operate on the LATAM group network as well as international routes that are solely used for shipping. They offer modern infrastructure, a wide variety of services and protection options to meet all customer needs.

For LATAM Cargo press inquiries, write to comunicaciones.externas@latam.com. More financial information is available at www.latamairlinesgroup.net

Note on Forward-Looking Statements

This report contains forward-looking statements. Such statements may include words such as “may” “will,” “expect,” “intend,” “anticipate,” “estimate,” “project,” “believe” or other similar expressions. Forward-looking statements are statements that are not historical facts, including statements about our beliefs and expectations. These statements are based on LATAM’s current plans, estimates and projections and, therefore, you should not place undue reliance on them. Forward-looking statements involve inherent known and unknown risks, uncertainties and other factors, many of which are outside of LATAM’s control and difficult to predict. We caution you that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. These factors and uncertainties include in particular those described in the documents we have filed with the U.S. Securities and Exchange Commission. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update publicly any of them, whether in light of new information, future events or otherwise.

Notes

(1)	Domestic SSC = Domestic passenger operations in Spanish speaking countries carried by LAN. Passenger statistics include domestic operations in Chile, Peru, Ecuador and Colombia.

(2)	Domestic Brazil = Domestic passenger operations of TAM in Brazil.

(3)	International = International passenger operations of LAN and TAM.

INVETSOR RELATIONS CONTACT INFORMATION
LATAM Airlines Group S.A.

Investor Relations	3
InvestorRelations@latam.com
Tel: (56-2) 2565-3844
www.latamairlinesgroup.net